November 29, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	ShoreTel, Inc. (the “Company”)
Rule 477 Application for Withdrawal of Registration Statement on Form S-1
File No. 333-147486
Ladies and Gentlemen:
          Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby request the withdrawal of the Company’s registration statement on Form S-1, together with all exhibits and amendments thereto (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2007.
          The Company and selling stockholder identified in the Registration Statement have determined not to move forward with the public offering to which the Registrant Statement relates at this time due to current market conditions. Because the Company and the selling stockholder do not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.
          No securities have been or will be issued or sold pursuant to the Registration Statement or the public offering provided for therein.
          The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
          Should the Staff have any comments or questions regarding the foregoing, please contact Patrick Kelly of Fenwick & West LLP at (650) 335-7615, or, in his absence, Jeffrey R. Vetter of Fenwick & West LLP at (650) 335-7631.

Very truly yours,
/s/ Michael E. Healy
Michael E. Healy
Chief Financial Officer

cc:	John W. Combs, ShoreTel, Inc.
Ava Hahn, ShoreTel, Inc.
Jeffery R. Vetter, Fenwick & West LLP